SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-1
                              AMENDMENT NO. 10
                             (FINAL AMENDMENT)
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934



                             CIRCON CORPORATION
                 -----------------------------------------
                         (NAME OF SUBJECT COMPANY)


                           USS ACQUISITION CORP.
                     UNITED STATES SURGICAL CORPORATION
                 -----------------------------------------
                                 (BIDDERS)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 -----------------------------------------
                       (TITLE OF CLASS OF SECURITIES)


                                172736 10 0
                 -----------------------------------------
                   (CUSIP NUMBER OF CLASS OF SECURITIES)


                              THOMAS R. BREMER
                           USS ACQUISITION CORP.
                   C/O UNITED STATES SURGICAL CORPORATION
                             150 GLOVER AVENUE
                         NORWALK, CONNECTICUT 06856
                         TELEPHONE: (203) 845-1000
                 -----------------------------------------
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                              with a copy to:

                           PAUL T. SCHNELL, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000






      United States Surgical Corporation, a Delaware corporation ("Parent"), and USS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, hereby further amend and supplement their Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on August 5, 1997, as amended by Amendment No. 1 dated August 12, 1997, Amendment No. 2 dated August 14, 1997, Amendment No. 3 dated September 25, 1997, Amendment No. 4 dated October 16, 1997, Amendment No. 5 dated October 22, 1997, Amendment No. 6 dated November 25, 1997, Amendment No. 7 dated January 16, 1998, Amendment No. 8 dated July 16, 1998 and Amendment No. 9 dated August 31, 1998 with respect to the Common Stock, par value $0.01 per share, of Circon Corporation, a Delaware corporation ("Circon" or the "Company"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

      Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

ITEM 10. ADDITIONAL INFORMATION.

      Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the following:

      The Offer expired on September 15, 1998, at 6:00 New York City time without the purchase of any shares. On September 15, 1998, Parent issued a press release announcing the results of the Offer, a copy of which is attached hereto as Exhibit (a)(26) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 of the Schedule 14D-1 is hereby amended and supplemented by the following:

      (a)(26)     Press Release.




                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 1998

                                       USS ACQUISITION CORP.


                                       By: /s/ THOMAS R. BREMER
                                          --------------------------------
                                          Name:  Thomas R. Bremer
                                          Title: President


                                       UNITED STATES SURGICAL
                                       CORPORATION


                                       By: /s/ THOMAS R. BREMER
                                          --------------------------------
                                          Name:  Thomas R. Bremer
                                          Title: Senior Vice President and
                                                 General Counsel





                               EXHIBIT INDEX


EXHIBIT           EXHIBIT NAME
-------           ------------

(a)(26)           Press Release.